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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)


                                 Lexent Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $.001 par value
--------------------------------------------------------------------------------
                        (Title of class of securities)


                                 52886Q 10 2
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                                (CUSIP number)


                             Hugh J. O'Kane, Jr.
                             Three New York Plaza
                           New York, New York 10004
                                (212) 981-0700
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 (Name, address and telephone number of person authorized to receive notices and communications)


                                 July 9, 2003
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           (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following pages)
                             (Page 1 of 13 pages)
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



CUSIP No.  52886Q 10 2                      13D

  1    NAME OF REPORTING PERSON:    Hugh J. O'Kane, Jr.

       S.S. OR I.R.S. IDENTIFICATION NO.
       OF ABOVE PERSON:

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) [x]
                                                         (b) [_]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS:  SC

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     [_]
       TO ITEM 2(d) OR 2(e):

  6    CITIZENSHIP OR PLACE OF           United States
       ORGANIZATION:

 NUMBER OF     7   SOLE VOTING POWER:             9,032,628 (see Items 5 and 6
  SHARES
BENEFICIALLY   8   SHARED VOTING POWER:           2,318,560
  OWNED BY
    EACH       9   SOLE DISPOSITIVE POWER:        9,032,628 (see Items 5 and 6)
 REPORTING
PERSON WITH    10  SHARED DISPOSITIVE POWER:      1,494,326

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY     11,351,188 (see Items 5 and 6)
       REPORTING PERSON:

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [_]
       SHARES:

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  26.9%

 14    TYPE OF REPORTING PERSON:  IN

CUSIP No.  52886Q 10 2                      13D

  1    NAME OF REPORTING PERSON:  Kevin M. O'Kane

       S.S. OR I.R.S. IDENTIFICATION NO.
       OF ABOVE PERSON:

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a) [x]
                                                           (b) [_]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS:  SC

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     [_]
       TO ITEM 2(d) OR 2(e):

  6    CITIZENSHIP OR PLACE OF           United States
       ORGANIZATION:

 NUMBER OF     7   SOLE VOTING POWER:             9,937,354 (see Items 5 and 6)
  SHARES
BENEFICIALLY   8   SHARED VOTING POWER:           2,318,560
  OWNED BY
    EACH       9   SOLE DISPOSITIVE POWER:        9,937,354 (see Items 5 and 6)
 REPORTING
PERSON WITH    10  SHARED DISPOSITIVE POWER:      1,494,326

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY     12,255,914 (see Items 5 and 6)
       REPORTING PERSON:

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [_]
       SHARES:

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  29.0%

 14    TYPE OF REPORTING PERSON:      IN

            This Amendment No. 1 amends and restates in their entirety the following items on the Schedule 13D filed by Hugh J. O'Kane, Jr. and Kevin M. O'Kane (the "Reporting Persons") on March 25, 2003, as amended to date (the "Schedule 13D"), relating to the Common Stock, par value $.001 per share (the "Common Stock"), of Lexent, Inc., a Delaware corporation (the "Company").

Item 3.     Source and Amount of Funds or Other Consideration.

            As discussed in Item 6 below, on July 9, 2003, the Company and LX Merger Corp., a Delaware corporation (the "Purchaser"), which is owned fifty percent (50%) each by the Reporting Persons, entered into an Agreement and Plan of Merger (the "Merger Agreement"). No funds or other consideration were paid at the signing of the Merger Agreement. If the transactions contemplated by the Merger Agreement are consummated, the Company shall pay to the holders of all of the outstanding shares of Common Stock, other than shares held by the Purchaser, $1.50 per share in cash and the source of such payment will be the Company's funds.

            As discussed in Item 6 below,  in February,  2003, each of Christine
G. Kelly, George Garcia, Dennis Olivia, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy, and Daniel M. Corbett entered into letter agreements with Hugh J. O'Kane, Jr. and Kevin M. O'Kane. No funds or other consideration were transferred as part of the transaction.

            Additional information is included in the response to Item 6 of this
Schedule 13D, which Item is incorporated herein by reference.

Item 4.     Purpose of the Transaction.

            On July 9, 2003, the Company entered into the Merger Agreement with the Purchaser, which is discussed in further detail in Item 6 below. The Purchaser is a newly formed corporation owned by the Reporting Persons and organized for the sole purpose of entering into the Merger Agreement and consummating the transactions contemplated thereby, including the merger of the Purchaser (the "Merger") into the Company. The Purchaser does not own any shares of Common Stock at this time, but it is anticipated that the Reporting Persons will transfer certain shares of Common Stock to the Purchaser prior to the Merger.

            The  purpose of the Merger is for the  Reporting  Persons to acquire control of, and substantially all of the equity interest in, the Company. Currently the Reporting Persons each own 50% of the common stock of the Purchaser, although other persons may become holders of common stock of the Purchaser prior to the consummation of the Merger. Upon consummation of the Merger, the common stock of the Purchaser will become the common stock of the surviving corporation, making the stockholders of Purchaser the sole stockholders of the Company. The Reporting Persons anticipate that, if the Merger is completed and, other necessary requirements are met, the Reporting Persons would delist the Common Stock of the Company from quotation on the OTC Bulletin Board and that the Common Stock of the Company would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934, as amended.

            Upon consummation of the Merger, the charter and bylaws of the Company shall be automatically amended and restated to conform in all material respects with the charter and bylaws of the Purchaser. The board of directors of the Company shall consist of two (2) directors and term of office for the directors shall not be staggered. Furthermore, the capitalization of the Company shall be reduced to one thousand (1,000) shares of Common Stock and one thousand (1,000) shares of Preferred Stock.

            In February 2003, Hugh J. O' Kane, Jr. and Kevin M. O' Kane entered into agreements with each of Christine G. Kelly, George Garcia, Dennis Olivia,
R. Patricia Kelly,  Matthew S. Kelly,  William J. Harmon, Bruce Levy, and Daniel
M. Corbett to obtain such person's support in connection with Hugh J. O'Kane's, Kevin M. O'Kane Jr.'s and others' proposed "going private" business transaction involving the Company. These agreements remain in effect and require such persons to support the Merger. The agreements are discussed in further detail in
Item 6 below.

            Additional information is included in the response to Item 6 of this
Schedule 13D, which Item is incorporated herein by reference.

            Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            (a) The Reporting Persons beneficially owned the following shares of Common Stock:

            (i) Hugh J. O'Kane, Jr. is the beneficial owner of approximately 11,351,188 shares of Common Stock (including approximately 50,910 shares issuable upon exercise of options) representing approximately 26.9% of the approximately 42,246,498 shares of Common Stock of the Company outstanding.

            (ii) Kevin M. O'Kane is the beneficial owner of approximately 12,255,914 shares of Common Stock (including approximately 50,910 shares issuable upon exercise of options) representing approximately 29.0% of the approximately 42,246,498 shares of Common Stock of the Company outstanding.

            (iii) The Reporting Persons, collectively, are the beneficial owners of approximately 22,782,868 shares of Common Stock (including approximately 101,820 shares issuable upon exercise of options) representing approximately 53.9% of the approximately 42,246,498 shares of Common Stock of the Company outstanding.

            (b) The Reporting Persons hold the voting and dispositive power of the Common Stock as follows:

            (i) Hugh J. O'Kane, Jr. has the sole voting and dispositive power over approximately 9,032,628 shares of Common Stock (including approximately 50,910 shares issuable upon exercise of options), shared voting and dispositive power over approximately 600,000 shares of Common Stock with a co-trustee, shared voting and dispositive power over approximately 894,326 shares of Common Stock with his wife, as co-trustee, and shared voting power over approximately 824,234 with Christine G. Kelly, George Garcia, Dennis Olivia, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy and Daniel M. Corbett pursuant to the Letter Agreements.

            (ii) Kevin M. O'Kane has the sole voting and dispositive power over approximately 9,937,354 shares of Common Stock (including approximately 50,910 shares issuable upon exercise of options), shared voting and dispositive power over approximately 600,000 shares of Common Stock with a co-trustee, shared and dispositive voting power over approximately 894,326 shares of Common Stock with a co-trustee, and shared voting power over approximately 824,234 with Christine
G. Kelly, George Garcia, Dennis Olivia, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy and Daniel M. Corbett pursuant to the Letter Agreements.

            (c) Except as set forth in Item 6 of this Schedule 13D, which Item is incorporated herein by reference, none of the Reporting Persons has effected any transaction in any securities of the Company during the past 60 days.

            (d) Not applicable.

            (e) Not applicable.

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer.

            On July 9, 2003, the Company entered into the Merger Agreement with the Purchaser. Under the terms of the Merger Agreement, the Purchaser will merge into the Company, and the stockholders of the Company (other than the Purchaser) will receive $1.50 in cash for each outstanding share of the Company's Common Stock. Outstanding options to purchase shares of the Company's Common Stock will be accelerated and canceled and each holder of such options will receive $1.50 per share minus the exercise price of the options, but only to the extent that the exercise price is lower than $1.50.

            The closing of the Merger is subject to various conditions, including the negotiation and execution of a definitive settlement agreement with respect to the lawsuits consolidated under the caption In Re Lexent Inc. Shareholder Litigation currently pending in the Court of Chancery of the State of Delaware, approval of the transaction by stockholders of the Company representing a majority of the shares of common stock voting on the transaction (other than shares owned by the Purchaser or the stockholders of the Purchaser), regulatory approvals, absence of any pending or threatened litigation related to the transaction and other customary conditions to closing. Subject to these conditions, the Company expects to complete the Merger in the third quarter of 2003. Notwithstanding, there can be no assurance that the conditions will be met and the Merger will be consummated in the third quarter 2003 or at all.

            In February 2003, Hugh J. O'Kane, Jr. and Kevin M. O'Kane, had delivered a notice to the Board of Directors of the Company whereby they notified the Company of their and other shareholders' and members of management's intention to propose to purchase directly or through one or more entities all of the outstanding shares of Common Stock of the Company, other than those shares owned by them, either directly or pursuant to a merger, consolidation or other "going private" business transaction involving the Company. Pursuant to the Merger, holders of all of the outstanding shares of Common Stock of the Company (other than shares owned by the Purchaser) will receive $1.50 per share in cash, an increase of $.25 or 20% over the February offer of $1.25 per share and an increase of 65% over the closing price of $.91 on February 14, 2003, the last full trading day before the date the Company announced the initial offer of $1.25 per share.

            In February 2003, each of Christine G. Kelly, George Garcia,  Dennis
Olivia, R. Patricia Kelly, Matthew S. Kelly, William J. Harmon, Bruce Levy, and Daniel M. Corbett (collectively, the "Signatories") entered into letter agreements with Hugh J. O'Kane, Jr. and Kevin M. O'Kane (collectively, the "Letter Agreements"), whereby Hugh J. O'Kane, Jr., Kevin M. O'Kane and others proposed to purchase directly or through one or more entities all of the outstanding shares of Common Stock of the Company, or to enter into a merger, consolidation or other "going private" business transaction involving the Company (the "Potential Transaction"). The Letter Agreements set forth the mutual understanding of the parties thereto regarding the Potential Transaction and support for the Potential Transaction and other actions relating to the shares and/or options exercisable for shares (collectively, the "Shares") held by each of the Signatories and each of the Signatories agreed to support and cooperate with Hugh J. O'Kane, Jr. and Kevin M. O'Kane in connection with the Potential Transaction. In furtherance and not in limitation of the foregoing, but subject to any fiduciary or other legal duties owed to the Company, each of the Signatories agreed, that they, with regard to their Shares, from time to time, at the request of Hugh J. O'Kane, Jr. and Kevin M. O'Kane at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of stockholders of the Company, however called, or in connection with any written consent of the holders of the Company's Common Stock or other voting securities, (a) if a meeting is held, appear at such meeting or otherwise cause their Shares to be counted as present thereat for purposes of establishing a quorum, (b) vote or consent (or cause to be voted or consented), in person or by proxy, all of their Shares (whether currently held or acquired thereafter) that are beneficially owned or held of record by them or as to which they have, directly or indirectly, the right to vote or direct the voting, in favor of the approval and adoption of the Potential Transaction and any action required in furtherance thereof, and (c) to sell their Shares to Hugh J. O'Kane, Jr. and Kevin M. O'Kane or any entity or entities established for that purpose in connection with the consummation of any Potential Transaction. Each of the Signatories granted to, and appointed, each of Hugh J. O'Kane, Jr. and Kevin M. O'Kane and any other designee of them, individually, their irrevocable proxy and attorney-in-fact (with full power of substitution and resubstitution) to vote their Shares as determined by Hugh J. O'Kane, Jr.

and Kevin M. O'Kane in furtherance of the Potential Transaction. The Letter Agreements and the respective obligations thereunder will terminate if the Potential Transaction is not consummated within nine months of the date of the Letter Agreements. The Letter Agreements remain in effect and require the Signatories to support the Merger.

            Additional  information  is  included  in response to Item 4 of this
Schedule 13D, which Item is incorporated herein by reference.

Item 7.     Material to be Filed as Exhibits.

            1. Agreement among the Reporting Persons with respect to the filing of this Amendment No. 1 to Schedule 13D.

            2. Form of Letter Agreement between the Reporting Persons and the Signatories.

            3. Agreement and Plan of Merger, dated as of July 9, 2003, between LX Merger Corp. and Lexent Inc. incorporated by reference to Exhibit 2.1 of Lexent Inc.'s Current Report on Form 8-K filed July 11, 2003.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 2003



                                    /s/ HUGH J. O'KANE, JR.
                                    ------------------------
                                    HUGH J. O'KANE, JR.




                                    /s/ KEVIN M. O'KANE
                                    -------------------------
                                    KEVIN M. O'KANE

                                  EXHIBIT INDEX

Exhibit No.                   Description                        Page No.
-----------                   -----------                        --------

    1           Agreement among  the Reporting Persons               11
                with  respect  to the  filing  of this
                Amendment No. 1 to Schedule 13D.

    2.          Form of Letter  Agreement  between the               12
                Reporting Persons and the Signatories.

    3.          Agreement and Plan of Merger, dated as     Incorporated       by
                of July 9,  2003,  between  LX  Merger     reference  to Exhibit
                Corp. and Lexent Inc.                      2.1 of Lexent  Inc.'s
                                                           Current   Report   on
                                                           Form 8-K  filed  July
                                                           11, 2003.

                                                                       EXHIBIT 1

                                    AGREEMENT

            This will confirm that the agreement by and among all of the undersigned that Amendment No. 1 to Schedule 13D is filed on or about this date with respect to the beneficial ownership of the undersigned shares of the common stock of Lexent Inc. is being filed on behalf of each of the persons named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:      July 16, 2003



                                    /s/ HUGH J. O'KANE, JR.
                                    ------------------------
                                    HUGH J. O'KANE, JR.




                                    /s/ KEVIN M. O'KANE
                                    -------------------------
                                    KEVIN M. O'KANE

                                                                       EXHIBIT 2


                               Hugh J. O'Kane, Jr.
                                 Kevin M. O'Kane


                                February 13, 2003





Dear Stockholder and/or Optionholder:

      The undersigned, Hugh J. O'Kane, Jr., Kevin M. O'Kane and others (the "Potential Buyers") propose to purchase directly or through one or more entities all of the outstanding shares of common stock of Lexent, Inc., a Delaware corporation (the "Company"), or to enter into a merger, consolidation or other "going private" business transaction involving the Company (collectively, the "Transaction"). This letter agreement will set forth our mutual understanding regarding the Transaction and your support of the Transaction.

      The Potential Buyers understand that you hold the number of shares and/or options exercisable for shares (collectively, the "Shares") of common stock of the Company identified on the signature page hereto, and you hereby confirm that you own the Shares of record and beneficially, and have the authority and ability to enter into this letter  agreement  with  respect to the  Shares.  The
Potential Buyers have proposed a purchase price in connection with the Transaction at or above the values or price per share of common stock of the Company as we have previously discussed with you. The Transaction is subject to a number of conditions, however, including entering into definitive documentation by the Potential Buyers with the Company, and may not occur at all.

      You hereby agree to support and cooperate with the Potential Buyers in connection with the Transaction. In furtherance and not in limitation of the foregoing, but subject to any fiduciary or other legal duties owed to the Company, you hereby agree, that you shall, with regard to your Shares, from time to time, at the request of the Potential Buyers at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of stockholders of the Company, however called, or in connection with any written consent of the holders of the Company's common stock or other voting securities, (a) if a meeting is held, appear at such meeting or otherwise cause your Shares to be counted as present thereat for purposes of establishing a quorum, (b) vote or consent (or cause to be voted or consented), in person or by proxy, all of your Shares (whether acquired hereto or hereafter ) that are beneficially owned or held of record by you or as to which you have, directly or indirectly, the right to vote or direct the voting, in favor of the approval and adoption of the Transaction and any action required in furtherance thereof, and (c) to sell your Shares to the Potential Buyers or any entity or entities established for this purpose in connection with the consummation of any Transaction.

      Furthermore, you hereby grant to, and appoint, each of the Potential Buyers and any other designee of the Potential Buyers, individually, your irrevocable proxy and attorney-in-fact (with full power of substitution and resubstitution) to vote your Shares as determined by the Potential Buyers in furtherance of the foregoing paragraph. You intend this proxy to be irrevocable and coupled with an interest and will take such further action and execute such other instruments as may be necessary to effectuate the intent of this proxy.

      You agree and acknowledge that the proposed Transaction and this letter agreement constitute material, non-public information. You agree to treat as confidential and not disclose to any party, without the prior written consent of each of the Potential Buyers, the Proposed Transaction, this letter agreement or the terms, conditions or other facts with respect thereto, or otherwise act in violation of state and federal securities and insider trading laws.

      You agree and acknowledge that the Potential Buyers may publicly or privately disclose this letter agreement and its contents.

      You agree that, until the termination of this letter agreement, and except pursuant to a Transaction, you will not sell, transfer or dispose of the Shares or any interest therein.

      This letter agreement and our respective obligations hereunder shall terminate if the Transaction is not consummated within nine months of the date of this letter agreement. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York. This letter agreement may be executed in one or more counterparts, each of which shall be an original instrument, but all of which taken together shall constitute one consent.

      Please acknowledge your agreement with the terms of this letter agreement by executing this letter agreement where indicated below.

                                    Very truly yours,


                                    Hugh J. O'Kane, Jr.


                                    Kevin M. O'Kane

ACKNOWLEDGED AND AGREED:

Print Name of Stockholder:

________________________________


By:_____________________________
Name:
Title:

Number of Options Exercisable for Common Stock: __________
Number of shares of Common Stock:               __________
Certificate Number(s) Evidencing the Shares:    __________